Exhibit 99.5

UNITED UTILITIES CONTRACT SOLUTIONS PRESENTATION

Today, in Cardiff, United Utilities is giving a presentation updating analysts and investors on the current activities and strategy of United Utilities Contract Solutions, the group's infrastructure management business. In particular, the presentation focuses on United Utilities contracts with Welsh Water and Scottish Water.

Gordon Waters, Managing Director of United Utilities Contract Solutions, said:

"United Utilities Contract Solutions is using the group's core infrastructure management skills to develop and secure outsourcing opportunities in the UK utilities marketplace. Our contracts with Welsh Water and Scottish Water are excellent examples of this. The business has grown strongly in the last few years as United Utilities has built a market leadership position in this developing sector.

“In the future, we're looking to develop our strategy further, by growing our multi-utility service offering, which is primarily targeted at the industrial sector in the United Kingdom, and by seeking opportunities to apply our core infrastructure management skills in the wider marketplace."

The presentation, together with further information on United Utilities, can be found later in the day on our web site at: http://www.unitedutilities.com.

For further information:

John Roberts, Chief Executive	01925 237000
Simon Batey, Finance Director	01925 237000

Simon Bielecki, Investor Relations Manager	01925 237033
07810 157647 (mobile)

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.